UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

PIPE Financing

On April 21, 2026, Critical Metals Corp. (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain accredited investors (the “PIPE Investors”). Pursuant to the Securities Purchase Agreements, the PIPE Investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the PIPE Investors, an aggregate amount of 5,999,998 ordinary shares, par value $0.001 per share, of the Company (“Ordinary Shares”) for an aggregate amount of $59,999,980, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The PIPE Financing is expected to close on April 22, 2026 (the “Closing Date”).

In connection with the closing of the PIPE Financing, the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors. Pursuant to the Registration Rights Agreement, the Company will agree that, no later than 30 days following the Closing Date, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement registering the resale of the Ordinary Shares issued in the PIPE Financing (the “Resale Registration Statement”) and will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but in any event within 60 days after the date of filing the Resale Registration Statement, or 90 days if the SEC reviews the Resale Registration Statement, and maintain the effectiveness of the Resale Registration Statement.

The foregoing descriptions of the Securities Purchase Agreements and Registration Rights Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the Form of Securities Purchase Agreement and Form of Registration Rights Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

The private placement of securities contemplated in connection with the PIPE Financing under the Securities Purchase Agreements was undertaken in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof.

This report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such state or jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the timing, size and expected gross proceeds of the PIPE Financing, the satisfaction of customary closing conditions related to the PIPE Financing and sale of securities, the Company’s ability to complete the PIPE, as well as statements regarding the financial position, financial performance, business strategy, expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used herein, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the SEC. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of the date hereof involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement, dated as of April 21, 2026, by and among Critical Metals Corp. and the investors named therein.
99.2	Form of Registration Rights Agreement, by and among Critical Metals Corp. and the investors named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: April 21, 2026

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